Exhibit 99


NEWS RELEASE
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                                                 For Immediate Release
                                                     November 12, 1999


For Further Information Contact:
Steven J. Day, President & CEO
(304) 769-1101



             CITY HOLDING COMPANY AND PACIFIC FINANCIAL GROUP, INC.
                        ANNOUNCE SERVICING JOINT VENTURE

Charleston,  West Virginia - Charleston-based  City Holding Company (NASDAQ-NMS:
"CHCO") ("City Holding") announced today that its wholly-owned banking subsidiary, City National Bank of West Virginia ("City National"), has signed a definitive agreement to form a residential mortgage servicing joint venture with an affiliate of Pacific Financial Group, Inc. ("Pacific"), a wholly owned subsidiary of Pacific USA Holdings Corp. Under the Agreement, City National and Pacific will contribute their loan servicing operations to a new entity in exchange for ownership interests and additional consideration. City National expects to recognize a gain of approximately $12 million from this transaction, although the exact amount will not be determined until a post closing adjustment is made shortly after closing.

         Under the definitive agreement, City National will contribute approximately $1.85 billion in servicing assets and Pacific will contribute approximately $860 million in servicing assets. Pacific will hold an 80% equity interest in the new corporation and City National will own the remaining 20%. City National will also hold two promissory notes granted by the new corporation, which are expected to have a total principal amount of approximately $28 million. Both promissory notes are expected to be insured, and will be secured by certain of the assets of the new corporation, and guaranteed to a limited extent by an affiliate of Pacific.

         "We look forward to our new relationship with Pacific. They have been a significant player in the consumer specialty finance business for years and have a top notch servicing operation, similar to ours. Jointly, we expect this new venture to be a profitable leader in the alternative mortgage servicing industry", stated Steven J. Day, President and Chief Executive Officer of City Holding Company.

         "City and Pacific are working towards a similar concept with our loan origination units. Pacific is one of the few origination companies that weathered the market upheaval in August 1998 and we think they are better suited
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to manage that end of the business than we, as commercial  bankers,  are.  These joint venture concepts will allow our management team to focus more clearly on the community banking segment of our Company", Mr. Day stated.

         "We are excited about the possibilities of this new joint venture with City Holding. By joining our servicing operations we create a major servicing business with an outstanding management team", stated Larry Horner, Chairman of Pacific USA Holdings Corp.

         The joint venture transaction is subject to the approval of applicable regulatory authorities and the satisfaction of certain other conditions and is expected to close within approximately sixty (60) days.

         City Holding Company is the parent company of City National Bank of West Virginia, Del Amo Savings Bank, FSB, Frontier State Bank, and City Financial Corporation. City National Bank, in addition to its banking divisions, operates: City Mortgage Services, a retail originator, wholesaler and servicer of mortgage loans; RMI, ltd., an insurance agency offering a full range of insurance products and services; Jarrett/Aim Communications, a printing and direct mail service provider; and Citynet, an internet service provider and web-site development firm.

         Pacific Financial Group, Inc., headquartered in Dallas, Texas, is a specialty consumer finance company engaged in loan servicing, mortgage banking, automobile financing and credit card collection services.

         This news release contains certain forward-looking statements relating to City Holding's proposed contribution of its servicing assets that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause the actual results of City Holding or the Joint Venture to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) the transaction is subject to a number of conditions and may not be completed; (2) revenues following the transaction, the recognized gain from the transaction and the principal amount of the notes may be lower than expected, or operating costs or customer loss and business disruption following the transaction may be greater than expected; (3) competitive pressures may increase significantly; (4) costs or difficulties related to the integration of the business of the companies may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or in the states or regions in which the companies do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes may adversely affect the businesses in which the companies are engaged; and (8) changes may occur in the securities markets.